SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                             Commission File Number    0-23832
                                                                     -----------

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [X] Form 11-K [ ] Form 20-F [ ] Form 10-Q
                   [ ] Form N-SAR

For Period Ended:      For the Fiscal Year ended December 31, 1999
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[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________

                         Part I. Registrant Information

Full name of registrant:   PSS/Taylor Medical Profit Sharing 401(k) Plan
                           ---------------------------------------------
Former name if applicable:  N/A
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Address of principal executive office (Street and number):
                           4345 Southpoint Blvd.
                           ---------------------------------------------
City, State and Zip Code:  Jacksonville, Florida 32216
                           ---------------------------------------------

                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule
         12(b)-25(c) has been attached if applicable.


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                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  We are in the process of obtaining certain documents from the recordkeeper and trustee related to the PSS/Taylor Medical Profit Sharing 401(k) Plan. During the year, the Plan changed service providers, therefore we are awaiting the necessary documents from the old/new service providers to substantiate the transfer of money. Therefore, we will be late in filing our annual report on Form 11-K for the period ended December 31, 1999. We plan to file our annual report on Form 11-K for the period ended December 31, 1999 in less than 15 calendar days after the original due date for such filing pursuant to Part II (b) hereof. We could not eliminate the factors stated above without unreasonable effort and expense.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

      David A. Smith (Chief Financial Officer)    (904) 332-3000
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      (Name)                                      (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X]  Yes  [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ]  Yes  [X]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             PSS World Medical, Inc.
          -----------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
                                                  /s/ David A. Smith
Date:   June 27, 2000                       By:  -------------------------------
                                                    David A. Smith
                                                    Chief Financial Officer



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